SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of NOVEMBER 2007

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2007

Grupo TMM, S.A.B.

By:
______________________________________
Juan Fernández Galeazzi
Financial Director and Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated November 15, 2007 (GRUPO TMM ANNOUNCES MANAGEMENT CHANGE)

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Chief Financial Officer	1-312-726-3600
011-525-55-629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Monica Azar
Investor Relations
011-525-55-629-8866 ext. 3421 or 1-917-597-5361
(monica.azar@tmm.com.mx)

GRUPO TMM ANNOUNCES MANAGEMENT CHANGE

(Mexico City, November 15, 2007) - Grupo TMM, S.A.B. (NYSE:TMM and BMV:TMM A; "TMM"); a Mexican multimodal transportation and logistics company, announced that Javier Segovia, who has served as president of Grupo TMM for the past 12 years, has decided to leave the Company to pursue outside interests effective December 1, 2007. José. F. Serrano, chairman of Grupo TMM, will serve as president of the Company until a replacement for Mr. Segovia is appointed.

The audit and corporate practices committee and the board of directors of the Company gave their approval for this change in management on Tuesday, November 13.

Additionally, the board of directors gave their approval for the Company to constitute a reserve fund to acquire Grupo TMM'S shares in the market, this program of repurchase is subject to the required legal and corporate approvals.

José F. Serrano, chairman of Grupo TMM, said, “We thank Javier for the 12 years he has dedicated to the Company. In this time Grupo TMM has transformed into a leading maritime and logistics company. We will continue to build on the growth that the Company has shown over the past three quarters. Additionally, we anticipate incremental profit opportunities will occur throughout the fourth quarter that will set the stage for a very profitable 2008.”

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.